EXHIBIT 16.1

October 2, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Keewatin Windpower Corp., a Nevada corporation (the "Company") and we reported on the balance sheets of the Company for the year ending May 31, 2005 and the related statements of operations, stockholders' equity and cash flows for the year then ended.

On August 25, 2006, we resigned as the independent registered public accounting firm of the Company We have read the Company's statements included under Item
4.01 of its amended Form 8-K, dated October 2, 2006 and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements related to the engagement of Change G. Park, CPA, Ph.D. as their independent registered public accounting firm.

Sincerely,


/s/ Armando C. Ibarra, C.P.A.
---------------------------------------
Armando C. Ibarra, C.P.A.